Room 4561

								October 11, 2005
Robert E. Jordan
President
Southern Sauce Company, Inc.
11951 S.E. 57th Street
Morristown, FL 32668

	Re:	Southern Sauce Company, Inc.
		Amendment no. 3 to Form SB-2
      Filed September 22, 2005
		Registration no. 333-125268

Dear Mr. Jordan:

      We have reviewed the above amendment and have the following comments in that regard.

Form SB-2/A
Dilution, Pages 8-9
1. It appears that the company`s net tangible book value as of June
30, 2005 was $17,239 rather than the amount of $18,652 disclosed in this section on page 8. Intangible assets, including amounts capitalized for the license agreement, should be deducted in calculating net tangible book value. The related per share amounts should also be revised.

Security Ownership of Certain Beneficial Owners and Management,
page
17
2. Please update the disclosure herein to the latest practicable date and certainly to a date more recent than April 22, 2005.

Additional Information, page 23
3. Update this section to include the Securities and Exchange
Commission`s current address, 100 F Street, N.E., Washington, DC
20549.
Closing

      You may contact Maureen Bauer at (202) 551-3237 or Terrence O`Brien, Branch Chief - Accounting at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.  Please contact Hugh Fuller at (202) 551-3853 or me at
(202)
551-3730 with any other questions.

								Sincerely,


								Barbara C. Jacobs
								Assistant Director

Cc:	Joel Bernstein
	2666 Tigertail Avenue Suite 104
	Miami, FL  33133
	Fax no. (786) 513-8522